Exhibit 10.98

                                  Cortech, Inc.
                               6850 North Broadway
                             Denver, Colorado 80221
                                 (303) 650-1200
                               Fax (303) 650-1220



                                             January 29, 1999



Mr. Diarmuid Boran
2367 South Holman Circle
Lakewood, CO 80228

Via: Airborne Express

Dear Mr. Boran:

     This letter sets forth our agreement concerning termination of your employment with Cortech, Inc. (the "Company").

     1. We have agreed that your employment with the Company will terminate, effective December 31, 1998.

     2. For ten months from the effective date of termination of your employment (the "Severance Period"), you will receive, as a special severance benefit, and subject to paragraph 3 below, $109,400, less applicable withholding and deductions, payable in accordance with the Company's regular payroll practices. You understand and agree that such payment is not required, and that you are not entitled to, and will not receive, any other payments.

     3. You have elected to continue your health insurance coverage pursuant to COBRA. You will pay the cost of such continued health insurance during the Severance Period or until such earlier time as you obtain new employment with an employer that has a health insurance plan available to its employees. If, after the Severance Period, you are not employed and covered under another health insurance plan, you may continue to participate in the Company's health insurance plan at your own expense for the remainder of the COBRA period. You will notify the Company of your re- employment in writing within 10 days of your commencement of such employment in order for the Company to determine its obligations under this paragraph.

     4. Unless you are unable to perform due to disability or death, you will provide services, and be available, to the Company, as the Company may request, for two days a week, at a mutually convenient time, during the first two months of the Severance Period.

     5. In consideration of the foregoing special benefits, you release and discharge the Company, and each of its present and former officers, directors, shareholders, employees and agents in their respective capacities as such, and the heirs, executors, administrators, successors and assigns of each of them, from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty, equity, arbitration or otherwise, which against the Company and its officers, directors, shareholders, employees and agents, or any of them, you ever had, now have or hereafter can, shall or may have for, upon, or by reason of any matter, cause or thing whatsoever, whether known or unknown, and whether heretofore asserted or unasserted, from the beginning of the world to the date of this agreement, based on your employment with the Company, the terms of your employment and termination of your employment, or otherwise, including, but not limited to, claims under federal, state or local laws, statutes or ordinances, or tort or common law claims, and any claim for unemployment compensation, severance or vacation or any other form of compensation or benefit relating to your employment and the termination thereof.

     6. Any and all prior agreements between you and the Company are hereby terminated and discharged, and are null and void and of no force and effect.

     7. Any stock options held by you are hereby terminated and canceled. You agree that you have no rights, and will not assert that you have any rights, to any such options.

     8. You will return to the Company all passes, door and file keys, computer access codes, computer software and hardware, documents, records, files, memoranda, letters, technical, business or financial information, and any other property of the Company in your possession, custody or control, except as may be required for you to perform the services provided for in paragraph 4.

     9. You agree that you will not disclose or use any confidential and/or proprietary information of the Company, except as may be required for you to perform the services provided for in paragraph 4.

     10. The parties agree that neither of them will disparage, or make any disparaging or negative statements about, the other party, or its business, or any present and former officers, directors, shareholders or employees.

     11. You agree that you will not disclose the contents of this agreement or the subject matter thereof, or the circumstances surrounding it, except to immediate family members or as required by law.

     Please sign below to signify your acceptance of and agreement to this agreement.
                                        Very truly yours,

                                        CORTECH, INC.



                                        By: /s/   John W. Galuchie, Jr.
                                            ----------------------------
                                            John W. Galuchie, Jr.
                                            President


AGREED AND ACCEPTED

By: /s/   Diarmuid Boran
    ---------------------
    Diarmuid Boran